September 29, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	FG New America Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-248429

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, ThinkEquity, a division of Fordham Financial Management, Inc. and Piper Sandler & Co., as representatives of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on September 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 1,211 copies of the Preliminary Prospectus dated September 28, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

THINKEQUITY, A DIVISION OF FORDHAM FINANCIAL MANAGEMENT, INC.

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate

PIPER SANDLER & CO.

By:	/s/ Stephen McAuley
Name:	Stephen McAuley
Title:	Managing Director